

07006833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 06 (MM/DD/YY) AND ENDING 12 / 31 / 06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
APR 13 2007
THOMSON FINANCIAL

NAME OF BROKER-DEALER:
Commerce Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2005 Market Street – Suite 200
(No. and Street)

Philadelphia	**Pennsylvania**	**19103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stan Gregor, President/CEO **(215) 282-4400**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

2001 Market Street	**Philadelphia**	**Pennsylvania**	**19103**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
RECEIVED
MAR 30 2007
WASH. D.C.
161

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Stan Gregor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Commerce Capital Investments, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

EVP / Chief Executive Officer

Title

Notary Public

NOTARIAL SEAL
MICHELLE R TIRENDI
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires May 8, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Capital Investments, Inc.

Statement of Financial Condition

December 31, 2006

Contents

0702-0807632-PH



■ Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Capital Investments, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Investments, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Investments, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 29, 2007

Commerce Capital Investments, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 5,682,222
Total assets	$ 5,682,222
Liabilities and stockholder's equity	
Liabilities:	
Income tax payable	$ 42,190
Stockholder's equity:	
Common stock—authorized 10,000 shares; issued 1,000 shares, no par or stated value	500,000
Paid-in capital	4,800,000
Retained earnings	340,032
Total stockholder's equity	5,640,032
Total liabilities and stockholder's equity	$ 5,682,222

See accompanying notes.

Commerce Capital Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Commerce Capital Investments, Inc. (the Company), a financial subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). CBNA is a wholly owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multi-bank holding company headquartered in Cherry Hill, New Jersey.

The NASD granted the Company's application for membership effective January 18, 2001. The Company primarily underwrites and trades in corporate debt and equity securities with institutional customer accounts.

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company's net capital was $5,640,032, which was $5,390,032 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

4. Related Party Transactions

The Company has entered into a management agreement with Commerce Capital Markets, Inc. (CCMI), an affiliated broker-dealer, whereby the Company agrees to pay CCMI fifty percent (50%) of its generated gross revenues in the form of a management fee. This fee is reimbursement of rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses paid by CCMI on the Company's behalf. For the year ended December 31, 2006, management fees were $0. The operating results or financial condition may have been significantly different had the Company been autonomous.

END